CONVERTIBLE PROMISSORY NOTE
$600,000 PLUS INTEREST DUE & PAYABLE
DOCUMENT A-03302010a

THIS NOTE AND THE SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR APPLICABLE EXEMPTION OR SAFE HARBOR PROVISION.

FOR VALUE RECEIVED, on the Effective Date, as defined below on the signature page, **Advanced Cell Technology, Inc.** as Obligor ("Borrower," or "Obligor"), hereby promises to pay to the Lender ("Lender" or " Holder"), as defined below on the signature page, the Principal Sum, as defined below, along with the Interest Rate, as defined below, according to the terms herein.

The "Lender" shall be:	JMJ Financial / Its Principal, or Its Assignees
The "Principal Sum" shall be:	$600,000 (six hundred thousand US Dollars) Subject to the following: accrued, unpaid interest shall be added to the Principal Sum.
The "Consideration" shall be:	$500,000 (five hundred thousand US dollars) in the form of cash payment by wire or check within 5 business days of filing of a registration statement as set forth in the corresponding Registration Rights Agreement.
The "Interest Rate" shall be:	10% one-time interest charge on the Principal Sum. No interest or principal payments are required until the Maturity Date, but both principal and interest may be included in conversion prior to maturity date.
The "Conversion Price" shall be the following price:	As applied to the Conversion Formula set forth in 2.2, the lesser of (a) $0.10 or (b) 85% (eighty-five percent) of the average of the 3 (three) lowest trade prices in the 30 trading days previous to the conversion; as applies to Advanced Cell Technology, Inc. voting common stock.
The "Maturity Date" is the date upon which the Principal Sum of this Note, as well as any unpaid interest shall be due and payable, and that date shall be:	March 30, 2013
Registration Rights shall be:	Registration of the common shares underlying this note which this note is convertible into is mandatory, as set forth in the corresponding Registration Rights Agreement.
The "Prepayment Terms" shall be:	Prepayment is not permitted.

DOCUMENT A-03302010a

ARTICLE 1 PAYMENT-RELATED PROVISIONS

1.1 Interest Rate. Subject to the Holder's right to convert, interest payable on this Note will accrue interest at the Interest Rate and shall be applied to the Principal Sum.

ARTICLE 2 CONVERSION RIGHTS

The Holder will have the right to convert the Principal Sum and accrued interest under this Note into Shares of the Borrower's Common Stock as set forth below.

2.1 Conversion Rights and Cashless Exercise. Subject to the terms set forth in Section 2.7, the Holder will have the right at its election from and after the Effective Date, and then at any time, to convert all or part of the outstanding and unpaid Principal Sum and accrued interest into shares of fully paid and nonassessable shares of common stock of Advanced Cell Technology, Inc. (as such stock exists on the date of issuance of this Note, or any shares of capital stock of Advanced Cell Technology, Inc. into which such stock is hereafter changed or reclassified, the "Common Stock") as per the Conversion Formula set forth in Section 2.2. Any such conversion shall be cashless, and shall not require further payment from Holder. Unless otherwise agreed in writing by both the Borrower and the Holder, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the common stock outstanding of Advanced Cell Technology, Inc. Shares from any such conversion will be delivered to Holder by 2:30pm EST within 2 (two) business days of conversion notice delivery (see 3.1) by "DWAC/FAST" electronic transfer (see "Share Delivery" attachment).

2.2. Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

2.3. This section 2.3 intentionally left blank.

2.4. This section 2.4 intentionally left blank.

2.5 Reservation of Shares. As of the issuance date of this Note and for the remaining period during which the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of this Note. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

2.6. Delivery of Conversion Shares. Shares from any such conversion will be delivered to Holder by 2:30pm EST within 2 (two) business days of conversion notice delivery (see 3.1) by

DOCUMENT A-03302010a

"DWAC/FAST" electronic transfer (see "Share Delivery" attachment). If those shares are not delivered in accordance with this timeframe stated in this Section 2.6, at any time for any reason prior to offering those shares for sale in a private transaction or in the public market through its broker, Holder may rescind that particular conversion to have the conversion amount returned to the note balance with the conversion shares returned to the Borrower. ***The Company will make its best efforts to deliver shares to Holder same day / next day.***

2.7. This section 2.7 intentionally left blank.

ARTICLE 3 MISCELLANEOUS

3.1. Notices. Any notice required or permitted hereunder must be in writing and either personally served, sent by facsimile or email transmission, or sent by overnight courier. Notices will be deemed effectively delivered at the time of transmission if by facsimile or email, and if by overnight courier the business day after such notice is deposited with the courier service for delivery.

3.2. Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, means this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

3.3. Assignability. This Note will be binding upon the Borrower and its successors and permitted assigns, and will inure to the benefit of the Holder and its successors and permitted assigns, and may be assigned by the Holder.

3.4. Governing Law. This Note will be governed by, and construed and enforced in accordance, with the laws of the State of Florida, without regard to the conflict of laws principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Florida or in the federal courts located in Miami-Dade County, in the State of Florida. Both parties and the individuals signing this Agreement agree to submit to the jurisdiction of such courts.

3.5. Maximum Payments. Nothing contained herein may be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum will be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

3.6. Attorney Fees. In the event any attorney is employed by either party to this Note with regard to any legal or equitable action, arbitration or other proceeding brought by such party for the enforcement of this Note or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Note, the prevailing party in such proceeding will be entitled to recover from the other party reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which the prevailing party may be entitled.

3.7. No Public Announcement. Except as required by securities law, no public announcement may be made regarding this Note, payments, or conversions without written permission by both Borrower and Holder.

3.8. Opinion of Counsel. In the event that an opinion of counsel is needed for any matter related to this Note, Holder has the right to have any such opinion provided by its counsel. Holder also has the right to have any such opinion provided by Borrower's counsel.

3.9. Director's Resolution. Once effective, Borrower will execute and deliver to Holder a copy of a Board of Director's resolution resolving that this note is validly issued, paid, and effective.

BORROWER[S]:

_____
William Caldwell
Chairman & CEO
Advanced Cell Technology, Inc.

LENDER/HOLDER:

_____
JMJ Financial / Its Principal

SAMPLE

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Note)

The undersigned hereby elects to convert a portion of the Note issued by Advanced Cell Technology, Inc. into Shares of Common Stock of Advanced Cell Technology, Inc. according to the conditions set forth in such Note, as of the date written below.

Date of Conversion:_____

Conversion Amount:_____

Conversion Price:_____

Shares To Be Delivered:_____

Signature:_____

Print Name:_____

Address:_____

_____

_____

Shares from any such conversion will be delivered to Holder by 2:30pm EST within 2 (two) business days of conversion notice by "DWAC/FAST" electronic transfer in accordance with Section 2.6.

SHARE DELIVERY ATTACHMENT

EXAMPLE

2.6. Delivery of Conversion Shares. Shares from any such conversion will be delivered to Holder by 2:30pm EST within 2 (two) business days of conversion notice delivery (see 3.1) by "DWAC/FAST" electronic transfer (see "Share Delivery" attachment). If those shares are not delivered in accordance with this timeframe stated in this Section 2.6, at any time for any reason prior to offering those shares for sale in a private transaction or in the public market through its broker, Holder may rescind that particular conversion to have the conversion amount returned to the note balance with the conversion shares returned to the Borrower. ***The Company will make its best efforts to deliver shares to Holder same day / next day.***

Example:

Holder delivers conversion notice to Borrower at 5:15pm eastern time on Monday January 1st.

Borrower's transfer agent must deliver shares to Holder's broker via "DWAC/FAST" electronic transfer by no later than 2:30pm eastern time on Wednesday January 3rd.

DOCUMENT A-03302010a